Exhibit 99.1

YS Biopharma to Participate in the Virtual Benchmark Healthcare House Call Conference on May 23, 2023

GAITHERSBURG, Md., May 18, 2023 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it will participate in The Benchmark Company Healthcare House Call Virtual 1x1 Investor Conference on Tuesday, May 23, 2023.

Dr. David Shao, YS Biopharma Chief Executive Officer, Ms. Brenda Wu, YS Biopharma Chief Financial Officer, and Dr. Zenaida Mojares, YS Biopharma Chief Medical Officer, will attend and will be available for virtual one-on-one and small group meetings.

For more information on the conference, please contact your conference representative. Meeting requests may also be emailed to YSBiopharma.IR@icrinc.com.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the bio-pharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Investor Relations Contact

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com